Exhibit 21.1

Subsidiaries of Great Plains Energy Incorporated (1)

Name of Company	State of Incorporation

Kansas City Power & Light Company	Missouri

Kansas City Power & Light Receivables Company	Delaware

Innovative Energy Consultants Inc.	Missouri

Gregory Acquisition Corp.	Delaware

Great Plains Energy Services Incorporated	Missouri

KLT Inc.	Missouri

KLT Energy Services Inc.	Missouri

Custom Energy Holdings, L.L.C.	Delaware

Strategic Energy, L.L.C.	Delaware

Strategic Receivables, LLC	Delaware

Home Service Solutions Inc.	Missouri

KLT Investments Inc.	Missouri

KLT Gas Inc.	Missouri

FAR Gas Acquisitions Corporation	Colorado

KLT Telecom Inc.	Missouri

(1)  The indentation of subsidiaries indicates ownership relationship to Great Plains Energy Incorporated.